# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sunshine Silver Mining & Refining Co, CIK 0002091017
CUSIP: 867866105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2209 Big Creek Road, Kellogg, Idaho (ID), 83837
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001983637

## Reporting persons
- Ospraie Real Assets Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,842,328; sole dispositive power 0; shared dispositive power 24,842,328; aggregate amount beneficially owned 24,842,328 (17.3% of the class)
  Comment: (1) The percentage set forth in row 11 is calculated based upon 143,726,603 shares of the common stock of Sunshine Silver Mining & Refining Company (the "Issuer") outstanding as of immediately following the closing of the Issuer's initial public offering on June 5, 2026, as reported in the prospectus that the Issuer filed with the Securities and Exchange Commission on June 5, 2026 (the "Final Prospectus").
  
  (2) The number of shares reported in the table above includes options to purchase up to 250,000 shares of the common stock of the Issuer, which vest and become exercisable in three equal annual installments beginning on July 15, 2026.
- Ospraie Real Assets GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,842,328; sole dispositive power 0; shared dispositive power 24,842,328; aggregate amount beneficially owned 24,842,328 (17.3% of the class)
  Comment: (1) The percentage set forth in row 11 is calculated based upon 143,726,603 shares of the common stock of the Issuer outstanding as of immediately following the closing of the Issuer's initial public offering on June 5, 2026, as set forth in the Final Prospectus.
  
  (2) The number of shares reported in the table above includes options to purchase up to 250,000 shares of the common stock of the Issuer, which vest and become exercisable in three equal annual installments beginning on July 15, 2026.
- Ospraie Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,842,328; sole dispositive power 0; shared dispositive power 24,842,328; aggregate amount beneficially owned 24,842,328 (17.3% of the class)
  Comment: (1) The percentage set forth in row 11 is calculated based upon 143,726,603 shares of the common stock of the Issuer outstanding as of immediately following the closing of the Issuer's initial public offering on June 5, 2026, as set forth in the Final Prospectus.
  
  (2) The number of shares reported in the table above includes options \warrants to purchase up to 250,000 shares of the common stock of the Issuer, which vest and become exercisable in three equal annual installments beginning on July 15, 2026.
- Ospraie Holding I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,842,328; sole dispositive power 0; shared dispositive power 24,842,328; aggregate amount beneficially owned 24,842,328 (17.3% of the class)
  Comment: (1) The percentage set forth in row 11 is calculated based upon 143,726,603 shares of the common stock of the Issuer outstanding as of immediately following the closing of the Issuer's initial public offering on June 5, 2026, as set forth in the Final Prospectus.
  
  (2) The number of shares reported in the table above includes options to purchase up to 250,000 shares of the common stock of the Issuer, which vest and become exercisable in three equal annual installments beginning on July 15, 2026.
- Ospraie Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,842,328; sole dispositive power 0; shared dispositive power 24,842,328; aggregate amount beneficially owned 24,842,328 (17.3% of the class)
  Comment: (1) The percentage set forth in row 11 is calculated based upon 143,726,603 shares of the common stock of the Issuer outstanding as of immediately following the closing of the Issuer's initial public offering on June 5, 2026, as set forth in the Final Prospectus.
  
  (2) The number of shares reported in the table above includes options to purchase up to 250,000 shares of the common stock of the Issuer, which vest and become exercisable in three equal annual installments beginning on July 15, 2026.
- Dwight Anderson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 24,842,328; sole dispositive power 0; shared dispositive power 24,842,328; aggregate amount beneficially owned 24,842,328 (17.3% of the class)
  Comment: (1) The percentage set forth in row 11 is calculated based upon 143,726,603 shares of the common stock of the Issuer outstanding as of immediately following the closing of the Issuer's initial public offering on June 5, 2026, as set forth in the Final Prospectus.
  
  (2) The number of shares reported in the table above includes options to purchase up to 250,000 shares of the common stock of the Issuer, which vest and become exercisable in three equal annual installments beginning on July 15, 2026.

## Item 1. Issuer
Name of issuer: Sunshine Silver Mining & Refining Co
Address of issuer's principal executive offices: 2209 Big Creek Road, Kellogg, Idaho 83837

## Item 2. Person Filing
Name of person filing:
(i) Ospraie Real Assets Fund LP ("ORA Fund")

(ii) Ospraie Real Assets GP LLC, the general partner of ORA Fund

(iii) Ospraie Management, LLC, the investment manager of ORA Fund

(iv) Ospraie Holding I, L.P., the managing member of Ospraie Management, LLC

(v) Ospraie Management, Inc., the general partner of Ospraie Holding I, L.P.

(vi) Dwight Anderson, the managing member of Ospraie Real Assets GP LLC and the sole owner of Ospraie Management Inc.

The foregoing persons are sometimes collectively referred to herein as the "Reporting Persons."

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any of Ospraie Real Assets GP LLC, Ospraie Management, LLC, Ospraie Holding I, L.P., Ospraie Management, Inc. or Dwight Anderson is the beneficial owner of any of the securities of the Issuer referred to herein that are held directly by ORA Fund for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, except to the extent of his or its respective pecuniary interest therein, if any, and such beneficial ownership is expressly disclaimed.
Address of principal business office or, if none, residence:
Ospraie Real Assets Fund LP, 411 Theodore Fremd Avenue, Suite 240, Rye, NY 10580
Ospraie Real Assets GP LLC, 411 Theodore Fremd Avenue, Suite 240, Rye, NY 10580
Ospraie Management, LLC, 411 Theodore Fremd Avenue, Suite 240, Rye, NY 10580
Ospraie Holding I, L.P., 411 Theodore Fremd Avenue, Suite 240, Rye, NY 10580
Ospraie Management, Inc., 411 Theodore Fremd Avenue, Suite 240, Rye, NY 10580
Dwight Anderson, 411 Theodore Fremd Avenue, Suite 240, Rye, NY 10580
Citizenship:
Ospraie Real Assets Fund LP - Delaware
Ospraie Real Assets GP LLC - Delaware
Ospraie Management, LLC - Delaware
Ospraie Holding I, L.P. - Delaware
Ospraie Management, Inc. - Delaware
Dwight Anderson - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information in rows 5 through 9 and 11 on the cover pages to this Schedule 13G, including the footnotes thereto, is hereby incorporated by reference.

24,842,328
Percent of class: 17.3%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 24,842,328
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 24,842,328

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.A - Joint Filing Agreement

## Signatures
- Ospraie Real Assets Fund LP: /s/ Dwight Anderson, Dwight Anderson/Managing Member of the General Partner of Ospraie Real Assets Fund LP (08/10/2026)
- Ospraie Real Assets GP LLC: /s/ Dwight Anderson, Dwight Anderson/Managing Member (08/10/2026)
- Ospraie Management, LLC: /s/ Dwight Anderson, Dwight Anderson/Sole Owner of the General Partner of the Managing Member of Ospraie Management, LLC (08/10/2026)
- Ospraie Holding I, L.P.: /s/ Dwight Anderson, Dwight Anderson/Sole Owner of the General Partner of Ospraie Holding I, L.P. (08/10/2026)
- Ospraie Management Inc.: /s/ Dwight Anderson, Dwight Anderson/Sole Owner (08/10/2026)
- Dwight Anderson: /s/ Dwight Anderson, Dwight Anderson (08/10/2026)